Momentive Performance Materials Inc.

260 Hudson River Road

Waterford, New York 12188

February 11, 2014

VIA EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Momentive Performance Materials Inc.
Form 10-K for the Year Ended December 31, 2012
Filed April 1, 2013
File No. 333-146093

Dear Mr. Cash:

Momentive Performance Materials Inc. (the “Company”) acknowledges receipt of the comment letter dated February 6, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed April 1, 2013.

In response to the Staff’s comment, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (614) 225-2066 or (614) 225-7299 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ William H. Carter

William H. Carter
Executive Vice President and Chief Financial Officer

cc:	Douglas A. Johns, Esq., Momentive Performance Materials Inc.

David S. Huntington, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP